Filed Pursuant to Rule 433
Registration Statement Nos. 333-129763 and 333-129763-01
February 23, 2006
FINAL TERM SHEET

Issuing Entity:	Principal Life Income Fundings Trust 17

Description of Securities:	FA-Backed Fixed Rate Senior Notes

Expected Ratings:	Aa2 / AA (Stable / Stable)

Size:	$350,000,000

Trade Date:	February 23, 2006

Maturity:	March 1, 2011

Settlement:	February 28, 2006 (T+3)

Coupon:	5.125%

Yield*:	5.182%

Benchmark Treasury:	4.25% due 1/15/2011

Spread to Benchmark*:	58 basis points

Benchmark Price and Yield*:	98-15 to yield 5.182%

Redemption / Call Features:	N/A

CUSIP:	74254PLA8

Public Offering Price*:	99.751

Discounts:	0.315%

Proceeds to Issuing Entity:	$348,026,000 (99.436%)

Coupon Payment Dates:	Semi-annually on March 1 and September 1 of each year, commencing September 1, 2006 and ending on the Maturity Date

Day Count:	30/360

Minimum Denominations:	$1,000 by $1,000

Billing and Delivery:	Goldman, Sachs & Co.

Bookrunners:	Banc of America Securities LLC	47.5%
	Goldman, Sachs & Co.	47.5%

Co-Managers:	Barclays Capital Inc.	1.25%
	Credit Suisse Securities (USA) LLC	1.25%
	Lehman Brothers Inc.	1.25%
	Wachovia Capital Markets, LLC	1.25%
* Please note that the above terms apply as of the time of pricing
Principal Life Insurance Company (“PLIC”), as statutory issuer and depositor, and Principal Financial Group, Inc. (“PFG”) have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents PLIC and PFG have filed with the SEC for more complete information about PLIC, PFG, and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, PLIC, PFG, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-375-2526.